UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

18451C109

(CUSIP Number)

Robert H. Walls, Jr.

Executive Vice President, General Counsel and Secretary

iHeartMedia, Inc.

200 East Basse Road

San Antonio, Texas 78209

(210) 822-2828

with a copy to:

James S. Rowe

Brian D. Wolfe

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Telephone: (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18451C109	Page 2 of 16

(1)	Names of reporting persons iHeartMedia, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.4% (see item 5)
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 18451C109	Page 3 of 16

(1)	Names of reporting persons iHeartMedia Capital II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.4% (see item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 18451C109	Page 4 of 16

(1)	Names of reporting persons iHeartMedia Capital I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.4% (see item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 18451C109	Page 5 of 16

(1)	Names of reporting persons iHeartCommunications, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.4% (see item 5)
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 18451C109	Page 6 of 16

(1)	Names of reporting persons Clear Channel Holdings, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 325,726,917 (see item 5)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 325,726,917 (see item 5)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 325,726,917 (see item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.4% (see item 5)
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 18451C109	Page 7 of 16

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (“Issuer”). The address of the principal executive offices of the Issuer is 200 East Basse Road, San Antonio, Texas 78209.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by iHeartMedia, Inc., a Delaware corporation (“iHeartMedia”), iHeartMedia Capital II, LLC, a Delaware limited liability company and wholly-owned subsidiary of iHeartMedia (“Capital II”), iHeartMedia Capital I, LLC, a Delaware limited liability company and wholly-owned subsidiary of Capital II (“Capital I”), iHeartCommunications, Inc., a Texas corporation and wholly-owned subsidiary of Capital I (“iHeartCommunications”), and Clear Channel Holdings, Inc., a Nevada corporation and wholly-owned subsidiary of iHeartCommunications (“CC Holdings” and together with iHeartMedia, Capital I, Capital II, iHeartCommunications and CC Holdings, each, a “Reporting Person”). An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 1.

The principal business offices of each Reporting Person is located at 200 East Basse Road, San Antonio, Texas 78209.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds.

In connection with the Issuer’s initial public offering in November 2005 (the “IPO”), the Issuer issued and sold 35,000,000 shares of Class A Common Stock to the public and CC Holdings retained ownership of all 315,000,000 shares of outstanding Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of the Issuer, which as of March 25, 2015, represented approximately 87.4% of the Issuer’s outstanding common stock on a fully diluted basis after giving effect of the conversion of the Class B Common Stock into Class A Common Stock. iHeartMedia, Capital I, Capital II and iHeartCommunications are the indirect beneficial owners of the shares of the Class B Common Stock.

On August 7, 2010, iHeartCommunications’ board of directors approved a stock purchase program (the “Purchase Program”) under which iHeartCommunications or its subsidiaries could purchase up to an aggregate of $100,000,000 of the Issuer’s Class A Common Stock and/or the Class A common stock of iHeartMedia. The Purchase Program did not have a fixed expiration date and could be modified, suspended or terminated at any time at iHeartCommunications’ discretion.

SCHEDULE 13D

CUSIP No. 18451C109	Page 8 of 16

CC Finco, LLC, a Delaware limited liability company and wholly-owned subsidiary of CC Holdings (“CC Finco”), using cash on hand, purchased shares of Class A Common Stock, as follows:

Date	# Shares	Avg. Weighted Price/Share	Type of Transaction
8/12/2011	56,293	$10.45	Open market purchases
8/15/2011	58,714	$10.94	Open market purchases
8/16/2011	58,714	$10.92	Open market purchases
8/18/2011	58,714	$10.63	Open market purchases
8/19/2011	58,714	$10.42	Open market purchases
8/22/2011	67,005	$10.33	Open market purchases
8/23/2011	99,500	$10.65	Open market purchases
8/24/2011	17,839	$10.71	Open market purchases
8/25/2011	22,505	$10.94	Open market purchases
8/26/2011	4,400	$10.96	Open market purchases
9/1/2011	9,900	$11.14	Open market purchases
9/2/2011	50,877	$10.91	Open market purchases
9/6/2011	37,900	$10.64	Open market purchases
9/8/2011	29,917	$11.03	Open market purchases
9/9/2011	42,704	$10.54	Open market purchases
9/12/2011	57,476	$10.40	Open market purchases
9/13/2011	36,114	$10.78	Open market purchases
9/14/2011	25,800	$10.77	Open market purchases
9/15/2011	38,176	$10.91	Open market purchases
9/16/2011	43,675	$11.14	Open market purchases
9/23/2011	54,561	$10.03	Open market purchases
9/26/2011	42,052	$10.16	Open market purchases
9/27/2011	26,700	$10.77	Open market purchases
11/3/2011	170,000	$10.19	Open market purchases
11/4/2011	33,876	$10.38	Open market purchases
11/7/2011	44,364	$10.51	Open market purchases
11/8/2011	42,239	$10.62	Open market purchases
11/9/2011	41,688	$10.19	Open market purchases
11/10/2011	85,000	$10.44	Open market purchases
11/11/2011	44,364	$10.26	Open market purchases
11/14/2011	43,994	$10.18	Open market purchases
11/15/2011	43,994	$10.62	Open market purchases
11/16/2011	6,202	$10.97	Open market purchases
12/15/2014	5,000,000	$9.75	Private transaction
1/7/2015	2,000,000	$10.20	Private transaction
4/2/2015	2,172,946	$10.20	Private transaction

As of the date of the filing, no capacity remained outstanding under the Purchase Program.

As a result of these transactions and the Reporting Persons’ ownership of CC Finco, the Reporting Persons may be deemed to have the power to vote or dispose of 10,726,917 shares of Class A Common Stock (representing 23.6% of the class of securities) plus (ii) 315,000,000 shares of Class B Common Stock (representing 100% of the class of securities), which as of March 25, 2015 represented approximately 90.4% of the Issuer’s outstanding common stock on a fully diluted basis after giving effect of the conversion of the Class B Common Stock into Class A Common Stock.

Item 4.	Purpose of the Transaction.

Since the time of the IPO, CC Holdings has owned all 315,000,000 shares of outstanding Class B Common Stock, and has held those shares for investment purposes. CC Finco acquired the shares of Class A Common Stock reported herein for investment purposes. The Reporting Persons may acquire additional shares of Class A Common Stock and other securities of the Issuer from time to time for investment purposes or otherwise, or may dispose of any or all of such shares or other securities held by them at any time. The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer.

Other than the above, the Reporting Persons have no plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time, including, but not limited to, plans to acquire all of the outstanding Class A Common Stock not currently owned by the Reporting Persons and CC Finco, despite the fact that the debt agreements to which iHeartCommunications and CC Holdings are currently subject do not permit them to do so, or plans to amend those agreements with the ultimate purpose of effect of enabling them to do so. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP No. 18451C109	Page 9 of 16

Item 5.	Interest in Securities of the Issuer.

(a) and (b) CC Finco directly holds 10,726,917 shares of Class A Common Stock and CC Holdings directly holds all 315,000,000 outstanding shares of Class B Common Stock. As a result, the Reporting Persons may be deemed to have the power to vote or dispose of 10,726,917 shares of Class A Common Stock (representing 23.6% of the class of securities) plus (ii) 315,000,000 shares of Class B Common Stock (representing 100% of the class of securities), which as of March 25, 2015 represented approximately 90.4% of the Issuer’s outstanding common stock on a fully diluted basis after giving effect of the conversion of the Class B Common Stock into Class A Common Stock.

Each share of Class A Common Stock is entitled to one vote on matters submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock is entitled to 20 votes on matters submitted to a vote of the Issuer’s stockholders. Each share of Class B Common Stock is convertible at the option of the holder thereof into one share of Class A Common Stock. Each share of the Issuer’s common stock is entitled to share equally on a per share basis in any dividends and distributions by the Issuer.

Because the Class B Common Stock is currently convertible into Class A Common Stock at the option of the holder, as of March 25, 2015, the Reporting Persons’ beneficial ownership of Class A Common Stock and Class B Common Stock represented approximately 90.4% of the Issuer’s outstanding common stock determined in accordance with Rule 13d-3 under the Securities Exchange Act, consisting of (i) 23.6% of the outstanding Class A Common Stock (based on 45,508,004 shares of Class A Common Stock reported as outstanding as of March 25, 2015, by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities Exchange Commission on March 31, 2015) plus (ii) 100% of the 315,000,000 outstanding shares of Class B Common Stock. As of March 25, 2015, this ownership represented approximately 99.5% of the total voting power of the Issuer’s common stock.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(c) On April 2, 2015, CC Finco purchased, using cash on hand, 2,172,946 shares of Class A Common Stock in a private transaction with Mason Capital Management, LLC, a Delaware limited liability company, at a price per share equal to $10.20.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Entities controlled by Bain Capital, LLC (“Bain Capital”) and Thomas H. Lee Partners, L.P. (“THL”) hold all of the shares of iHeartMedia’s Class B common stock and iHeartMedia’s Class C common stock, and these shares represent a majority (whether measured by voting power or economic interest) of the equity of iHeartMedia. As of the date of this filing, each of Blair E. Hendrix and Robert W. Pittman, who serve as members of the board of directors of the Issuer (the “CCOH Board”), also served on the board of directors of iHeartMedia and iHeartCommunications. In addition, Richard J. Bressler, C. William Eccleshare, Scott D. Hamilton, Steven J. Macri, Robert W. Pittman and Robert H. Walls, Jr. serve as executive officers of the Issuer, iHeartMedia and iHeartCommunications. Blair E. Hendrix and Olivia Sabine, two of the Issuer’s directors, are employed as a managing director and an executive vice president, respectively, of Bain Capital. Daniel G. Jones and Vicente Piedrahita, two of the Issuer’s current directors, are employed as a managing director and a vice president, respectively, of THL.

The Issuer and certain of the Reporting Persons (or their affiliates) have entered into a number of agreements setting forth various matters governing the Issuer’s relationship with the Reporting Persons and/or their affiliates (referred to collectively in this section as “iHeartMedia”). These agreements provide for, among other things, the allocation of employee benefit, tax and other liabilities and obligations attributable to the Issuer’s operations. Set forth below are descriptions of certain agreements, relationships and transactions the Issuer has with iHeartMedia.

SCHEDULE 13D

CUSIP No. 18451C109	Page 10 of 16

Master Agreement

The Issuer has entered into a master agreement (the “Master Agreement”) with iHeartMedia. Among other things, the Master Agreement sets forth agreements governing the Issuer’s relationship with iHeartMedia.

Auditors and Audits; Annual Financial Statements and Accounting. The Issuer has agreed that, for so long as iHeartMedia is required to consolidate the Issuer’s results of operations and financial position or account for its investment in the Issuer under the equity method of accounting, the Issuer will maintain a fiscal year-end and accounting periods the same as iHeartMedia, conform its financial presentation with that of iHeartMedia, and the Issuer will not change its independent auditors without iHeartMedia’s prior written consent (which will not be unreasonably withheld), and the Issuer will use commercially reasonable efforts to enable its independent auditors to complete their audit of the Issuer’s financial statements in a timely manner so as to permit timely filing of iHeartMedia’s financial statements. The Issuer also agreed to provide to iHeartMedia all information required for iHeartMedia to meet its schedule for the filing and distribution of its financial statements and to make available to iHeartMedia and its independent auditors all documents necessary for the annual audit of the company as well as access to the responsible personnel so that iHeartMedia and its independent auditors may conduct their audits relating to the Issuer’s financial statements. The Issuer provides iHeartMedia with financial reports, financial statements, budgets, projections, press releases and other financial data and information with respect to the Issuer’s business, properties and financial positions. The Issuer has also agreed to adhere to certain specified disclosure controls and procedures and iHeartMedia accounting policies and to notify and consult with iHeartMedia regarding any changes to the Issuer’s accounting principles and estimates used in the preparation of the Issuer’s financial statements, and any deficiencies in, or violations of law in connection with, the Issuer’s internal control over financial reporting and certain fraudulent conduct and other violations of law.

Exchange of Other Information. The Master Agreement also provides for other arrangements with respect to the mutual sharing of information between iHeartMedia and the Issuer in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings and in order to comply with respective obligations after the separation. The Issuer and iHeartMedia also agreed to provide mutual access to historical records relating to the other’s businesses that may be in the Issuer’s possession.

Indemnification. The Issuer has agreed to indemnify, hold harmless and defend iHeartMedia, each of its affiliates (excluding the Issuer and its subsidiaries) and each of their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the failure by the Issuer or any of its affiliates or any other person or entity to pay, perform or otherwise promptly discharge any liabilities or contractual obligations associated with the Issuer’s businesses, whether arising before or after the separation;

•	the operations, liabilities and contractual obligations of the Issuer’s business;

•	any guarantee, indemnification obligation, surety bond or other credit support arrangement by iHeartMedia or any of its affiliates for the Issuer’s benefit;

•	any breach by the Issuer or any of its affiliates of the Master Agreement or other agreements between the Issuer and iHeartMedia or the Issuer’s amended and restated certificate of incorporation or bylaws; and

•	any untrue statement of, or omission to state, a material fact in iHeartCommunications’ public filings to the extent the statement or omission was as a result of information that we furnished to iHeartMedia or that iHeartMedia incorporated by reference from the Issuer’s public filings, if the statement or omission was made or occurred after November 16, 2005.

iHeartMedia has agreed to indemnify, hold harmless and defend the Issuer, each of its subsidiaries and each of the Issuer’s and its subsidiaries’ respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

•	the failure of iHeartMedia or any of its affiliates or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of iHeartMedia or its affiliates, other than liabilities associated with the Issuer’s businesses;

•	the liabilities of iHeartMedia and its affiliates’ businesses, other than liabilities associated with the Issuer’s businesses;

SCHEDULE 13D

CUSIP No. 18451C109	Page 11 of 16

•	any breach by iHeartMedia or any of its affiliates of the Master Agreement or its other agreements with the Issuer; and

•	any untrue statement of, or omission to state, a material fact in the Issuer’s public filings to the extent the statement or omission was as a result of information that iHeartMedia furnished to the Issuer or that the Issuer incorporated by reference from iHeartCommunications’ public filings, if the statement or omission was made or occurred after November 16, 2005.

The Master Agreement also specifies procedures with respect to claims subject to indemnification and related matters and provides for contribution in the event that indemnification is not available to an indemnified party.

Dispute Resolution Procedures. The Issuer and iHeartMedia agreed that neither party will commence any court action to resolve any dispute or claim arising out of or relating to the Master Agreement, subject to certain exceptions. Instead, any dispute that is not resolved in the normal course of business will be submitted to senior executives of each business entity involved in the dispute for resolution. If the dispute is not resolved by negotiation within 45 days after submission to the executives, either party may submit the dispute to mediation. If the dispute is not resolved by mediation within 30 days after the selection of a mediator, either party may submit the dispute to binding arbitration before a panel of three arbitrators. The arbitrators will determine the dispute in accordance with Texas law. Most of the other agreements between iHeartMedia and the Issuer have similar dispute resolution provisions.

Other Provisions. The Master Agreement also contains covenants between iHeartMedia and the Issuer with respect to other matters, including the following:

•	the Issuer’s agreement (subject to certain limited exceptions) not to repurchase shares of outstanding Class A Common Stock or any other securities convertible into or exercisable for Class A Common Stock, without first obtaining the prior written consent or affirmative vote of iHeartMedia, for so long as iHeartMedia owns more than 50% of the total voting power of the Issuer’s common stock;

•	confidentiality of the Issuer’s and iHeartCommunications’ information;

•	the Issuer’s right to continue coverage under iHeartCommunications’ insurance policies for so long as iHeartMedia owns more than 50% of the Issuer’s outstanding common stock;

•	restrictions on the Issuer’s ability to take any action or enter into any agreement that would cause iHeartMedia to violate any law, organizational document, agreement or judgment;

•	restrictions on the Issuer’s ability to take any action that limits iHeartCommunications’ ability to freely sell, transfer, pledge or otherwise dispose of the Issuer’s stock;

•	the Issuer’s obligation to comply with iHeartCommunications’ policies applicable to its subsidiaries for so long as iHeartMedia owns more than 50% of the total voting power of the Issuer’s outstanding common stock, except (1) to the extent such policies conflict with the Issuer’s amended and restated certificate of incorporation or bylaws or any of the agreements between iHeartMedia and the Issuer, or (2) as otherwise agreed with iHeartMedia or superseded by any policies adopted by the CCOH Board; and

•	restrictions on the Issuer’s ability to enter into any agreement that binds or purports to bind iHeartMedia.

Approval Rights of iHeartMedia on Certain of the Issuer’s Activities. Until the first date on which iHeartMedia owns less than 50% of the total voting power of the Issuer’s common stock, the prior affirmative vote or written consent of iHeartMedia is required for the following actions (subject in each case to certain agreed exceptions):

•	a merger involving the Issuer or any of its subsidiaries (other than mergers involving the Issuer’s wholly owned subsidiaries or to effect acquisitions permitted under the Issuer’s amended and restated certificate of incorporation and the Master Agreement);

•	acquisitions by the Issuer or its subsidiaries of the stock or assets of another business for a price (including assumed debt) in excess of $5 million;

•	dispositions by the Issuer or its subsidiaries of assets in a single transaction or a series of related transactions for a price (including assumed debt) in excess of $5 million, other than transactions to which the Issuer and one or more of its wholly owned subsidiaries are the only parties;

•	incurrence or guarantee of debt by the Issuer or its subsidiaries in excess of $400 million outstanding at any one time or that could reasonably be expected to result in a negative change in any of the Issuer’s credit ratings, excluding the Issuer’s debt with iHeartMedia, intercompany debt, and debt determined to constitute operating leverage by a nationally recognized statistical rating organization;

SCHEDULE 13D

CUSIP No. 18451C109	Page 12 of 16

•	issuance by the Issuer or its subsidiaries of capital stock or other securities convertible into capital stock;

•	entry into any agreement restricting the Issuer’s ability or the ability of any of its subsidiaries to pay dividends, borrow money, repay indebtedness, make loans or transfer assets, in any such case to the Issuer or iHeartMedia;

•	dissolution, liquidation or winding up of the Issuer or any of its subsidiaries;

•	adoption of a rights agreement; and

•	alteration, amendment, termination or repeal of, or adoption of any provision inconsistent with, the provisions of the Issuer’s amended and restated certificate of incorporation or bylaws relating to the Issuer’s authorized capital stock, the rights granted to the holders of the Class B Common Stock, amendments to the Issuer’s bylaws, stockholder action by written consent, stockholder proposals and meetings, limitation of liability of and indemnification of the Issuer’s officers and directors, the size or classes of the CCOH Board, corporate opportunities and conflicts of interest between the Issuer and iHeartMedia and Section 203 of the Delaware General Corporation Law.

Corporate Services Agreement

The Issuer entered into the Corporate Services Agreement with iHeartMedia to obtain certain administrative and support services and other assistance. Pursuant to the Corporate Services Agreement, so long as iHeartMedia continues to own greater than 50% of the total voting power of the Issuer’s common stock then an affiliate of iHeartMedia (referred to as iHeartMedia for purposes of this description) will provide the Issuer with such services and other assistance which the Issuer must accept. These include, among other things, the following:

•	treasury, payroll and other financial related services;

•	cash management services;

•	certain executive officer services;

•	human resources and employee benefits;

•	legal and related services;

•	information systems, network and related services;

•	investment services;

•	corporate services; and

•	procurement and sourcing support.

The charges for the corporate services generally are intended to allow iHeartMedia to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, generally without profit. The allocation of cost is based on various measures depending on the service provided, which measures include relative revenue, employee headcount or number of users of a service.

Under the Corporate Services Agreement, the Issuer and iHeartMedia each have the right to purchase goods or services, use intellectual property licensed from third parties and realize other benefits and rights under the other party’s agreements with third-party vendors to the extent allowed by such vendor agreements. The agreement also provides for the lease or sublease of certain facilities used in the operation of the Issuer’s and iHeartMedia’s respective businesses and for access to each other’s computing and telecommunications systems to the extent necessary to perform or receive the corporate services.

The Corporate Services Agreement provides that iHeartMedia will make available to the Issuer, and the Issuer will be obligated to utilize, certain executive officers of iHeartMedia to serve as the Issuer’s executive officers. The Corporate Services Agreement may be terminated by mutual agreement or, after the date iHeartMedia owns shares of the Issuer’s common stock representing less than 50% of the total voting power of the Issuer’s common stock, upon six months written notice by the Issuer to iHeartMedia. iHeartMedia charges an allocable portion of the compensation and benefits costs of such persons based on a ratio of the Issuer’s financial performance to the financial performance of iHeartMedia. The compensation and benefits costs allocated to the Issuer include such executives’ base salary, bonus and other standard employee benefits, but exclude equity-based compensation. For the year ended December 31, 2014, charges for the corporate and executive services provided to the Issuer by iHeartMedia under the Corporate Services Agreement totaled $31.2 million.

SCHEDULE 13D

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Tax Matters Agreement

The Issuer and certain of its corporate subsidiaries continue to be included in the affiliated group of corporations that files a consolidated return for U.S. Federal income tax purposes of which iHeartMedia is the common parent corporation and, in certain cases, the Issuer or one or more of its subsidiaries may be included in a combined, consolidated or unitary group with iHeartMedia or one or more of its subsidiaries for certain state and local income tax purposes. The Issuer and iHeartMedia have entered into a tax matters agreement (the “Tax Matters Agreement”) to allocate the responsibility of iHeartMedia and its subsidiaries, on the one hand, and the Issuer and its subsidiaries, on the other, for the payment of taxes resulting from filing tax returns on a combined, consolidated or unitary basis.

With respect to tax returns in which the Issuer or any of its subsidiaries are included in a combined, consolidated or unitary group with iHeartMedia or any of its subsidiaries for Federal, state or local tax purposes, the Issuer makes payments to iHeartMedia pursuant to the Tax Matters Agreement equal to the amount of taxes that would be paid if the Issuer and each of its subsidiaries included in such group filed a separate tax return. The Issuer also reimburses iHeartMedia for the amount of any taxes paid by it on the Issuer’s behalf with respect to tax returns that include only the Issuer or any of its subsidiaries for Federal, state or local tax purposes, which tax returns are prepared and filed by iHeartMedia. With respect to certain tax items, such as foreign tax credits, alternative minimum tax credits, net operating losses and net capital losses, that are generated by the Issuer or its subsidiaries, but are used by iHeartMedia or its subsidiaries when a tax return is filed on a combined, consolidated or unitary basis for Federal, state or local tax purposes, the Issuer is reimbursed by iHeartMedia as such tax items are used.

Under the Tax Matters Agreement, iHeartMedia is appointed the sole and exclusive agent for the Issuer and its subsidiaries in any and all matters relating to Federal, state and local income taxes, and has sole and exclusive responsibility for the preparation and filing of all tax returns (or amended returns) related to such taxes and has the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the Issuer or any of its subsidiaries with respect to such taxes. Additionally, iHeartMedia determines the amount of the Issuer’s liability to (or entitlement to payment from) iHeartMedia under the Tax Matters Agreement. This arrangement may result in conflicts of interest between iHeartMedia and the Issuer. For example, under the Tax Matters Agreement, iHeartMedia will be able to choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to iHeartMedia and detrimental to the Issuer.

For U.S. Federal income tax purposes, each member of an affiliated group of corporations that files a consolidated return is jointly and severally liable for the U.S. Federal income tax liability of the entire group. Similar principles may apply with respect to members of a group that file a tax return on a combined, consolidated or unitary group basis for state and local tax purposes. Accordingly, although the Tax Matters Agreement will allocate tax liabilities between iHeartMedia and the Issuer during the period in which the Issuer or any of its subsidiaries are included in the consolidated group of iHeartMedia or any of its subsidiaries, the Issuer and its subsidiaries included in such consolidated group could be liable for the tax liability of the entire consolidated group in the event any such tax liability is incurred and not discharged by iHeartMedia. The Tax Matters Agreement provides, however, that iHeartMedia will indemnify the Issuer and its subsidiaries to the extent that, as a result of the Issuer or any of its subsidiaries being a member of a consolidated group, the Issuer or its subsidiaries becomes liable for the tax liability of the entire consolidated group (other than the portion of such liability for which the Issuer and its subsidiaries are liable under the Tax Matters Agreement).

Under Section 482 of the Code, the Internal Revenue Service has the authority in certain instances to redistribute, reapportion or reallocate gross income, deductions, credits or allowances between iHeartMedia and the Issuer. Other taxing authorities may have similar authority under comparable provisions of foreign, state and local law. The Tax Matters Agreement provides that the Issuer or iHeartMedia will indemnify the other to the extent that, as a result of the Internal Revenue Service exercising its authority (or any other taxing authority exercising a similar authority), the tax liability of one group is reduced while the tax liability of the other group is increased.

If iHeartMedia spins off the Issuer’s Class B common stock to its stockholders in a distribution that is intended to be tax-free under Section 355 of the Code, the Issuer has agreed in the Tax Matters Agreement to indemnify iHeartMedia and its affiliates against any and all tax-related liabilities if such a spin-off fails to qualify as a tax-free distribution (including as a

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CUSIP No. 18451C109	Page 14 of 16

result of Section 355(e) of the Code) due to actions, events or transactions relating to the Issuer’s stock, assets or business, or a breach of the relevant representations or covenants made by the Issuer in the Tax Matters Agreement. If neither the Issuer nor iHeartMedia is responsible under the Tax Matters Agreement for any such spin-off not being tax-free under Section 355 of the Code, the Issuer and iHeartMedia have agreed that the Issuer will each be responsible for 50% of the tax-related liabilities arising from the failure of such a spin-off to so qualify.

At December 31, 2014, the amount payable to iHeartMedia under the Tax Matters Agreement was $25,939.

Employee Matters Agreement

The Issuer has entered into an employee matters agreement (the “Employee Matters Agreement”) with iHeartMedia covering certain compensation and employee benefit issues. In general, with certain exceptions, the Issuer’s employees participate in the iHeartMedia employee plans and arrangements along with the employees of other iHeartMedia subsidiaries. The Issuer’s payroll is also administered by iHeartMedia.

The Issuer and iHeartMedia reserve the right to withdraw from or terminate the Issuer’s participation, as the case may be, in any of the iHeartMedia employee plans and arrangements at any time and for any reason, subject to at least 90 days’ notice. Unless sooner terminated, it is likely that the Issuer’s participation in iHeartMedia employee plans and arrangements will end if and at such time as the Issuer is no longer a subsidiary of iHeartMedia which, for this purpose, means iHeartMedia owns less than 80% of the total combined voting power of all classes of the Issuer’s capital stock entitled to vote. The Issuer will, however, continue to bear the cost of and retain responsibility for all employment-related liabilities and obligations associated with the Issuer’s employees (and their covered dependents and beneficiaries), regardless of when incurred.

Trademarks

The Issuer has entered into a trademark license agreement (the “Trademark License Agreement”) with a subsidiary of iHeartMedia that entitles the Issuer to use (1) on a nonexclusive basis, the “iHeartMedia” trademark and the iHeartMedia “outdoor” trademark logo with respect to day-to-day operations of the Issuer’s business worldwide and on the Internet, and (2) certain other iHeartMedia marks in connection with the Issuer’s business. The Issuer’s use of the marks is subject to iHeartCommunications’ approval. iHeartMedia may terminate the Issuer’s use of the marks in certain circumstances, including (1) a breach by the Issuer of a term or condition of the Issuer’s various agreements with iHeartMedia and (2) at any time after iHeartMedia ceases to own at least 50% of the total voting power of the Issuer’s common stock. In 2014, iHeartMedia did not charge the Issuer a royalty fee for the Issuer’s use of the trademarks and other marks and no such royalty fee under the Trademark License Agreement is expected in 2015.

Products and Services Provided between iHeartMedia and the Issuer

The Issuer and iHeartMedia engage in transactions in the ordinary course of their respective businesses. These transactions include the Issuer providing billboard and other advertising space to iHeartMedia at rates the Issuer believes would be charged to a third party in an arms-length transaction.

The Issuer’s branch managers have historically followed a corporate policy allowing iHeartMedia to use, without charge, domestic displays that they or their staff believe would otherwise be unsold. The Issuer’s sales personnel receive partial revenue credit for that usage for compensation purposes. This partial revenue credit is not included in the Issuer’s reported revenues. iHeartMedia bears the cost of producing the advertising and the Issuer bears the costs of installing and removing this advertising. In 2014, the Issuer incurred approximately $161,000 to install and remove this advertising.

Cash Management Notes

The Issuer maintains accounts that represent net amounts due to or from iHeartMedia, which is recorded as “Due from/to iHeartCommunications” on the Issuer’s consolidated balance sheets. The accounts represent the Issuer’s revolving promissory note issued by the Issuer to iHeartMedia and the revolving promissory note issued by iHeartMedia to the Issuer (the “Due from iHeartCommunications Note”), in each case in the face amount of $1.0 billion, or if more or less than such amount, the aggregate unpaid principal amount of all advances. The accounts accrue interest pursuant to the terms of the

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CUSIP No. 18451C109	Page 15 of 16

promissory notes and are generally payable on demand or when they mature on December 15, 2017. Included in the accounts are the net activities resulting from day-to-day cash management services provided by iHeartMedia. Such day-to-day cash management services relate only to the Issuer’s cash activities and balances in the U.S. and exclude any cash activities and balances of the Issuer’s non-U.S. subsidiaries. At December 31, 2014, the asset recorded in “Due from iHeartCommunications” on the Issuer’s condensed consolidated balance sheet was $947.8 million. At December 31, 2014, the Issuer had no borrowings under the cash management note to iHeartMedia. The net interest income for the year ended December 31, 2014 was $60.2 million. At December 31, 2014, the fixed interest rate on the “Due from iHeartCommunications” account was 6.5%, which is equal to the fixed interest rate on the senior notes issued by the Issuer’s subsidiary. If the outstanding balance on the Due from iHeartCommunications Note exceeds $1.0 billion and under certain other circumstances tied to iHeartMedia’s liquidity, the rate will be variable, but will in no event be less than 6.5% nor greater than 20%.

The “Due from iHeartCommunications Note” previously was the subject of derivative litigation filed by the Issuer’s stockholders in the Delaware Court of Chancery. Pursuant to the terms of the settlement, the CCOH Board established a committee for the specific purpose of monitoring the Due from iHeartCommunications Note. That committee has the non-exclusive authority to demand payments under the Due from iHeartCommunications Note under certain specified circumstances tied to iHeartCommunications’ liquidity or the amount outstanding under the Due from iHeartCommunications Note as long as the CCOH Board declares a simultaneous dividend equal to the amount so demanded.

Commercial Transactions

As described above, the Issuer is an indirect subsidiary of iHeartMedia, and entities controlled by Bain Capital and THL hold all of the shares of iHeartMedia’s Class B common stock and iHeartMedia’s Class C common stock, representing a majority (whether measured by voting power or economic interest) of the equity of iHeartMedia. Two of the Issuer’s directors also serve as directors of iHeartMedia (one of whom is affiliated with Bain Capital) and three of the Issuer’s other directors are affiliated with Bain Capital or THL.

The Issuer is a global advertising company providing clients with advertising opportunities through billboards, street furniture displays, transit displays and other out-of-home advertising displays in more than 40 countries across five continents. Bain Capital and THL are private equity firms that have investments in many companies. As a result of the Issuer’s worldwide reach, the nature of the Issuer’s business and the breadth of investments by Bain Capital and THL, it is not unusual for the Issuer to engage in ordinary course of business transactions with entities in which one of the Issuer’s directors, executive officers, greater than 5% stockholders or an immediate family member of any of them, may also be a director, executive officer, partner or investor or have some other direct or indirect interest.

During 2014, the Issuer provided ordinary course of business advertising services and/or received ordinary course of business services relating to the Issuer’s businesses exceeding $120,000 in value with respect to six companies in which Bain Capital and/or THL directly or indirectly owns a greater than 10% equity interest. These transactions were negotiated on an arms-length basis and, in the aggregate, the Issuer was paid approximately $900,000 by these entities and the Issuer paid approximately $2.7 million to these entities with respect to these 2014 transactions. In addition, entities in which THL directly or indirectly owns a greater than 10% equity interest provided the Issuer (and the Issuer’s parent entities and subsidiaries) with payroll tax processing services and commercial credit card processing services pursuant to arms-length agreements at competitive market rates. The fees paid for these services in the aggregate were approximately $275,000.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of April 13, 2015, by and among the Reporting Persons

Exhibit B:	Master Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit C:	Registration Rights Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.2 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit D:	Corporate Services Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P. (Incorporated by reference to Exhibit 10.3 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

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CUSIP No. 18451C109	Page 16 of 16

Exhibit E:	Tax Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit F:	Employee Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.5 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit G:	Amended and Restated License Agreement dated November 10, 2005 between Clear Channel Identity, L.P. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.6 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit H:	First Amendment to Amended and Restated License Agreement dated January 14, 2014 between iHM Identity, Inc. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.17 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2015

Clear Channel Holdings, Inc.

By:	/s/ Robert H. Walls, Jr.
	Name:	Robert H. Walls, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

iHeartCommunications, Inc.

By:	/s/ Robert H. Walls, Jr.
	Name:	Robert H. Walls, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

iHeartMedia Capital I, LLC

By:	/s/ Robert H. Walls, Jr.
	Name:	Robert H. Walls, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

iHeartMedia Capital II, LLC

By:	/s/ Robert H. Walls, Jr.
	Name:	Robert H. Walls, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

iHeartMedia, Inc.

By:	/s/ Robert H. Walls, Jr.
	Name:	Robert H. Walls, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

Exhibit A:	Joint Filing Agreement dated as of April 13, 2015, by and among the Reporting Persons

Exhibit B:	Master Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit C:	Registration Rights Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.2 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit D:	Corporate Services Agreement dated November 16, 2005 between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P. (Incorporated by reference to Exhibit 10.3 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit E:	Tax Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit F:	Employee Matters Agreement dated November 10, 2005 between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.5 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit G:	Amended and Restated License Agreement dated November 10, 2005 between Clear Channel Identity, L.P. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.6 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit H:	First Amendment to Amended and Restated License Agreement dated January 14, 2014 between iHM Identity, Inc. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.17 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2013).

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d–1(k)(l) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with such other undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of the Issuer, and agrees that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of this 13th day of April 2015.

Clear Channel Holdings, Inc.

By:	/s/ Robert H. Walls, Jr.
	Name:	Robert H. Walls, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

iHeartCommunications, Inc.

By:	/s/ Robert H. Walls, Jr.
	Name:	Robert H. Walls, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

iHeartMedia Capital I, LLC

By:	/s/ Robert H. Walls, Jr.
	Name:	Robert H. Walls, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

iHeartMedia Capital II, LLC

By:	/s/ Robert H. Walls, Jr.
	Name:	Robert H. Walls, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

iHeartMedia, Inc.

By:	/s/ Robert H. Walls, Jr.
	Name:	Robert H. Walls, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

[Signature Page to Joint Filing Agreement]